

SI 16021718

JG

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
AUG 29 2016
Washington DC
416

| SEC FILE NUMBER |
|---|
| ~~8-44523~~ 8-42293 JG |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alamo Capital

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 N. Civic Drive, Suite 360
(No. and Street)

| Walnut Creek | CA | 94596 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Mullally (925) 472-5700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

| 2977 Ygnacio Valley Road #460 | Walnut Creek | CA | 94598 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Nancy Mullally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alamo Capital, as of June 30th, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


M. RENE ALLEN
Commission # 2090194
Notary Public - California
Contra Costa County
My Comm. Expires Nov 16, 2018

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ALAMO CAPITAL

## FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA
## WITH INDEPENDENT AUDITORS' REPORT THEREON

## YEAR ENDED JUNE 30, 2016

TO THE COMMISSIONER OF THE DEPARTMENT OF BUSINESS OVERSIGHT
OF
THE STATE OF CALIFORNIA
AND
FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b)

(Executed Within the State of California)

I, Nancy A. Mullally, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license (broker or dealer) nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 24th day of August, 2016
at Walnut Creek, California.



Nancy A. Mullally
Chief Executive Officer
Alamo Capital

# TABLE OF CONTENTS


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alamo Capital
Walnut Creek, California

We have audited the accompanying statement of financial condition of Alamo Capital (the Company) as of June 30, 2016, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedule (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 24, 2016


professional. personalized. service.

**ALAMO CAPITAL**
**Statement of Financial Condition**
**June 30, 2016**

## ASSETS

| | |
|---|---|
| ASSETS: | |
| Cash and equivalents | $122,862 |
| Accounts receivable: | |
| Cash held by clearing broker-dealer | 1,209,087 |
| Receivables from clearing broker-dealer | 89,833 |
| Remarketing fees receivable | 52,853 |
| Other receivables | 120,614 |
| Total accounts receivable | 1,472,387 |
| Securities owned at fair value | 4,602,401 |
| Accrued interest on firm trading securities | 73,721 |
| Prepaid expenses and deposits | 42,377 |
| Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $251,066 | 65,581 |
| TOTAL ASSETS | $ 6,379,329 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 288,817 |
| Payable to clearing broker - dealer - firm trading | 4,596,731 |
| Liabilities subordinated to claims of general creditors | 375,000 |
| Total liabilities | 5,260,548 |
| STOCKHOLDERS' EQUITY: | |
| Common stock of no par value, authorized 1,000,000 shares, issued and outstanding 558,833 1/3 | 67,061 |
| Preferred stock, various series, cumulative non-voting | 320,000 |
| Additional paid-in capital | 9,939 |
| Retained earnings | 721,781 |
| Total stockholders' equity | 1,118,781 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 6,379,329 |

The accompanying notes are an integral part of these financial statements.

**ALAMO CAPITAL**
Statement of Income
Year Ended June 30, 2016

| | |
|---|---|
| OPERATING REVENUES: | |
| Trading revenue | $ 4,666,717 |
| Commission, concessions and fees | 1,062,504 |
| Interest | 334,960 |
| Total operating revenues | 6,064,181 |
| | |
| OPERATING EXPENSES: | |
| Human resources and related | 2,073,177 |
| Commissions | 1,856,422 |
| Professional fees | 37,679 |
| Clearing fees | 410,163 |
| Advertising and promotional | 117,437 |
| Occupancy, equipment and office | 519,314 |
| Technology and communications | 829,875 |
| Interest | 258,383 |
| Other | 101,802 |
| Total operating expenses | 6,204,252 |
| | |
| OPERATING INCOME BEFORE INCOME TAXES | (140,071) |
| | |
| INCOME TAXES - | |
| California income tax | 800 |
| Federal income tax | - |
| Total income tax expense | 800 |
| | |
| NET INCOME | $ (140,871) |

The accompanying notes are an integral part of these financial statements.

**ALAMO CAPITAL**
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2016

| | Common Stock | | Preferred Stock | | Additional Paid-in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|---|---|
| | # Shares | Amount | # Shares | Amount | | | |
| BALANCE AT JUNE 30, 2015 | 558,933 | $ 67,061 | 270 | $ 270,000 | $ 9,939 | $ 880,517 | $ 1,227,517 |
| Net income (loss) for the year | - | - | - | - | - | (140,871) | (140,871) |
| Sale of preferred stock | - | - | 50 | 50,000 | - | - | 50,000 |
| Dividends on cumulative non-voting preferred stock | - | - | - | - | - | (17,865) | (17,865) |
| BALANCE AT JUNE 30, 2016 | 558,933 | $ 67,061 | 320 | $ 320,000 | $ 9,939 | $ 721,781 | $ 1,118,781 |

The accompanying notes are an integral part of these financial statements.

**ALAMO CAPITAL**

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended June 30, 2016

| | |
|---|---|
| BALANCE AT JUNE 30, 2015 | $ 375,000 |
| Maturity and repayment of subordinated debt | - |
| BALANCE AT JUNE 30, 2016 | $ 375,000 |

The accompanying notes are an integral part of these financial statements.

**ALAMO CAPITAL**
Statement of Cash Flows
Year Ended June 30, 2016

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ (140,871) |
| Adjustments to reconcile net income to cash provided by operating activities: | |
| Depreciation and amortization | 30,000 |
| *(Increase) decrease in operating accounts:* | |
| Net accounts receivable | 93,210 |
| Securities owned and accrued interest thereon | 1,809,365 |
| Deposits and prepaid expenses | 8,469 |
| Accounts payable and accrued expenses | 74,071 |
| Amount payable to clearing broker | (1,786,364) |
| Net cash provided by operating activities | 87,880 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Sale of preferred stock | 50,000 |
| Dividends paid on preferred stock | (17,865) |
| | 32,135 |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | 120,015 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 2,847 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 122,862 |
| SUPPLEMENTARY CASH FLOW INFORMATION: | |
| Income tax paid | $ 800 |
| Interest paid | $ 251,582 |

The accompanying notes are an integral part of these financial statements.

## 1. GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

*The Company*
Alamo Capital (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of mutual funds and other financial products. The Company also trades in bonds realizing gains or losses on the difference between the cost and the market appreciation and/or ultimate sales price of the bonds.

*Securities Owned and Income Recognition*
Proprietary security transactions and related trading profit and loss are recorded on a trade-date basis. Commission income and related expenses arising from customers' securities transactions are reported on a trade date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* (See Note 3).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are held in the custody of the clearing broker-dealer. Should the contra-party to a proprietary transaction in securities fail to complete its contractual obligation, the Company may be at market risk to purchase or sell identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

*Fixed Assets and Depreciation*
Fixed assets with a cost basis in excess of $5,000 are capitalized and stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Normal repairs and maintenance are expensed as incurred.

**ALAMO CAPITAL**
Notes to Financial Statements
Year Ended June 30, 2016

---

Depreciation is computed on the straight-line method over estimated useful lives as follows:

| | |
|---|---|
| Computer hardware and software | 5 years |
| Furniture and equipment | 7 years |
| Leasehold improvements | Life of lease (7.25 years) |

*Advertising*
Advertising costs are expensed as incurred. Total advertising expense for the year ended June 30, 2016 was $75,115.

*Income Taxes*
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

*Concentrations of Risk*
Substantially all of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Commitments and Contingencies*
Accordingly to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2016, the Company had not been notified by the clearing broker-dealer, nor was management aware, of any potential losses.

*Subsequent Events*
Management has evaluated events through August 24, 2016, the date on which the financial statements were available to be issued. No events have occurred subsequent to year-end that require adjustment to or disclosure in the financial statements.

## 2. INCOME TAXES

The following is a summary of income taxes for the year ended June 30, 2016:.

| | California | Federal | Total |
|---|---|---|---|
| Net income before income taxes | $(140,071) | $ (140,071) | |
| Net municipal bond interest income, net of interest paid to carry municipal bonds | - | - | |
| Add back (deduct): | | | |
| 50% of meals and entertainment | 8,236 | 8,236 | |
| Excess depreciation book over tax | 13,522 | 19,479 | |
| California franchise tax paid | - | (800) | |
| Taxable income (loss) before operating loss carryforwards | (118,313) | (113,156) | |
| Operating loss carryforwards to be applied | - | - | |
| Taxable income (loss) | $(118,313) | $(113,156) | |
| Provision for income tax (minimum) | $ 800 | $ - | $ 800 |

Differences in book to tax depreciation deductions and other timing differences result in an immaterial deferred tax liability at June 30, 2016.

The current year Federal net operating loss of $113,156, combined with prior year losses available to be carried forward of $413,011, total $526,167 in available offsets to future income. California loss carryforwards available to future years total $362,265.

The Federal and California deferred tax liability has been netted against the deferred tax asset arising from net operating loss carryforwards, and the net deferred tax asset has not been recognized in the accompanying financial statements due to the uncertainty regarding recoverability of such net tax benefits.

## 3. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets (and corresponding liabilities) measured at fair value on a recurring basis as of June 30, 2016:

| Security Type | *Level 1* | *Level 2* | *Level 3* | *Total* |
|---|---|---|---|---|
| Government securities | $ - | $ - | $ - | $ - |
| Municipal bonds | 4,602,401 | - | - | 4,602,401 |
| Non-convertible debt securities | - | - | - | - |
| Other debt securities | - | - | - | - |
| TOTALS | $ 4,602,401 | - | $ - | $ 4,602,401 |

## 4. EXEMPTION FROM RULE 15C3-3 AND PAYABLE TO CLEARING BROKER

The Company clears its proprietary and customer transactions through one broker-dealer on a fully-disclosed basis. As such, the Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The amount payable to the clearing broker relates to the financing of trading securities owned by the Company and is collateralized by those securities. Interest is charged on this payable at the prevailing margin rate, which was 3.5% at June 30, 2016.

## 5. NET CAPITAL REQUIREMENT

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.26 to 1 at June 30, 2016. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1. At June 30, 2016, the Company had net capital as defined of $1,109,858, which is $1,009,858 in excess of the minimum capital requirement.

## 6. LEASE COMMITMENTS

The Company has four office leases. Two leases are month-to-month contracts and two leases represent long-term lease commitments.

Minimum lease commitments for the following five fiscal years are as follows:

| Year Ended June 30: | Office Space |
|---|---|
| 2017 | $414,204 |
| 2018 | 421,872 |
| 2019 | 429,540 |
| 2020 | 437,208 |
| 2021 | —— |

## 7. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2016, the Company transacted business with a related company, Alamo Advertising Group, which is owned and operated by the Company's two key employees and shareholders. Those transactions are summarized as follows as of and for the year ended June 30, 2016:

| | |
|---|---|
| Cash disbursements to Alamo Advertising Group | $ 75,115 |
| Cash receipts from Alamo Advertising Group | - |
| Amounts receivable from (payable to) Alamo Advertising Group | - |

In addition, the Company provides all bookkeeping and management services to Alamo Advertising Group. No overhead reimbursements were received due to the insignificant nature of the amounts provided. Related party debt and interest expense are disclosed in Note 9.

## 8. PENSION PLANS

The Company sponsors a 401K profit sharing plan to which employees may contribute. The Company may contribute to this plan on a discretionary basis on behalf of eligible employees, as defined in the plan agreement. The Company did not contribute to such plan during the year ended June 30, 2016 and, as such, incurred no related expense.

The Company terminated its previously frozen defined benefit plan during the year ended June 30, 2016 and transferred all of the plan assets into the Company's 401K plan. There are no actuarial benefit obligations in the future.

## 9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Notes payable which are subordinated to claims of general creditors were as follows at June 30, 2016:

| Maturity Date | Interest Rate | Payable | Due to |
|---|---|---|---|
| Jan. 31, 2018 | 11.00% | $ 75,000 | Stockholder trust |
| Jun. 20, 2021 | Prime +3.00% | 300,000 | Clearing broker |
| | | $ 375,000 | |

## 10. CONTINGENT LIABILITY

A customer complaint was submitted to FINRA arbitration, and is currently transitioning to a mediation format. The Company expects the matter to be settled with no material impact on the Company.

**ALAMO CAPITAL**

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2016

| | | | |
|---|---|---|---|
| Stockholders' equity | | $ 1,118,781 | |
| Liabilities subordinated to claims of general creditors | | 375,000 | |
| | | 1,493,781 | |
| Non-allowable assets and charges against net capital | | | |
| Prepaid expenses and deposits | | 42,377 | |
| Remarketing fees receivable | | 52,853 | |
| Other receivables from non-customers | | - | |
| Net fixed assets | | 65,581 | |
| | | 160,811 | |
| Haircut on firm trading inventory and open contractual commitment | | 223,112 | |
| | | 383,923 | |
| Net capital, as defined | | 1,109,858 | (A) |
| Minimum requirement of net capital (the greater of $100,000 or 1/15 of aggregate indebtedness) | | 100,000 | |
| Excess of net capital over requirement | | $ 1,009,858 | |
| Aggregate indebtedness | | | |
| Total liabilities | $ 5,260,548 | | |
| Less: Subordinated capital | (375,000) | | |
| Due to clearing broker-secured by firm trading securities | (4,596,731) | | |
| | | $ 288,817 | (B) |
| Ratio of aggregate indebtedness to net capital (B/A) | | 0.26 to 1 | |

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts:

| | Net Capital | Aggregate Indebtedness | Ratio |
|---|---|---|---|
| Amounts submitted by Company | $ 1,109,858 | $ 288,817 | 0.26 to 1 |
| No recorded Audit Adjustments | - | - | |
| Audited amounts (above) | $ 1,109,858 | $ 288,817 | 0.26 to 1 |

The accompanying notes are an integral part of these financial statements.

**EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5**

Alamo Capital claims an exemption from 17CFR240.15c3-3 under provision (k)2(ii).

Alamo Capital met the exemption provisions identified above throughout the year ended June 30, 2016 without exception.



Nancy A. Mullally
Chief Executive Officer
Alamo Capital


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

*office location*
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

*mailing address*
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

*www.cropperaccountancy.com*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alamo Capital
Walnut Creek, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alamo Capital identified the following provision of 17 C.F.R. § 15c3-3(k) under which Alamo Capital (the Company) claimed an exemption from 17 C.F.R. § 240.15c3-3: (2) (ii) (the exemption provisions) and (2) Alamo Capital stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 24, 2016


16

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

# INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
Alamo Capital
Walnut Creek, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, which were agreed to by Alamo Capital (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Alamo Capital management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2016, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, CA
August 24, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

For the fiscal year ended **6/30/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042293 FINRA JUN
ALAMO CAPITAL
201 N CIVIC DR STE 360
WALNUT CREEK CA 94596-3864

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen Kinkade 415-225-0488

2. A. General Assessment (item 2e from page 2) $ 12,947

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 6,482 )

1/26/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,465

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,465

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☒ **Funds Wired** ☐
**Total (must be same as F above)** $ 6,465

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alamo Capital
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Accountant
(Title)

Dated the 20th day of August, 20 16.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2015 and ending 6/30/2016

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 6,064,181 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 141,714 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 410,164 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 75,074 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 258,383 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,666 | |
| Enter the greater of line (i) or (ii) | 258,383 |
| Total deductions | 885,335 |
| 2d. SIPC Net Operating Revenues | $ 5,178,846 |
| 2e. General Assessment @ .0025 | $ 12,947 |

(to page 1, line 2.A.)